UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 09, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Sir David Walker to succeed Marcus Agius dated 09 August 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 09, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 09 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

9 August 2012

Barclays PLC

Sir David Walker appointed to succeed Marcus Agius as Chairman

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Sir David Walker has been appointed as a non-executive Director of Barclays with effect from 1 September 2012 and will succeed Marcus Agius as Chairman of Barclays with effect from 1 November 2012.

Marcus Agius will step down as a Director and as Chairman of Barclays with effect from 31 October 2012.

Sir David Walker is currently a Senior Adviser to US bank Morgan Stanley International, having previously held the position of Chairman.  He has held a number of high profile positions over the past 30 years including Assistant Secretary at the Treasury; Executive Director at the Bank of England; Chairman and Chief Executive of the Securities and Investment Board; Deputy Chairman at Lloyds Bank; Vice Chairman of Legal & General; and Chairman of the London Investment Bankers' Association.  Since 2007 he has completed two independent reports and made recommendations regarding the private equity industry and corporate governance at financial institutions.  He also co-led the independent review of the report that the FSA produced into the failure of Royal Bank of Scotland.

Commenting, Marcus Agius said, "Barclays is fortunate to have attracted Sir David Walker to succeed me as Chairman.  He will be taking over at a time when Barclays universal banking model is delivering a strong performance in difficult markets.  I wish him every success as he leads Barclays at this important time."

Sir John Sunderland, who led the process to appoint a successor to Marcus Agius, said today, "I am delighted that Sir David Walker has accepted the Board's invitation to become Chairman.  Sir David commands great respect within the financial services industry and will bring immense experience, integrity and knowledge to the role."

Sir David Walker commented "I am looking forward to joining the Barclays Boards and to playing my part in taking the company forward after recent events.  The UK needs a strong financial services sector and Barclays has a crucial role to play in ensuring that this country has a successful, well-governed banking industry.  My immediate priority, and critical to Barclays ongoing success, will be the appointment of a new Chief Executive and I will be fully engaged in that process."

-ENDS-

Biographical details are attached.

Contractual arrangements are attached: fees payable as Chairman remain unchanged from those payable to Marcus Agius.

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

                                                                                          Biographical notes:  Sir David Walker

Education:

1961                                      Queen's College, Cambridge University, BA

Current positions:

2010 - date                      NBNK Investments plc, Deputy Chairman

2008 - date                      National Bank of Kuwait, International Advisory Board Member

2005 - date                      Morgan Stanley, Senior Advisor

                                          Group of Thirty (G30), Project Director

Career summary:

1995 - 2005                     Morgan Stanley
2000 - 2005                     Chairman, International
1995 - 2000                     Chairman & CEO, International

1977 - 1993                     Bank of England

1961 - 1977                     UK HM Treasury

Other positions held:

2002 - 2011                      Legal & General Group plc
2004 - 2011                        Vice Chairman
2002 - 2004                        Non-Executive Director

1994 - 2000                     Reuters Group, Non-Executive Director

1993 - 1997                     British Invisibles, Non-Executive Director

1993 - 1994                     Agricultural Mortgage Corp, Chairman

1992 - 1994                     Lloyds Bank plc, Deputy Chairman

1986 - 1992                    NatWest Financial Markets Group Inc, Chairman

1988 - 1992                    Securities & Investment Board (SIB) (UK), Chairman

Contractual arrangements - Sir David Walker

The appointment of Sir David Walker as a non-executive Director of Barclays PLC and Barclays Bank PLC ("Bank") will become effective on 1 September 2012.

Sir David's appointment as Chairman will become effective on 1 November 2012.

Fees and Time Commitment

As a non-executive Director of Barclays, Sir David will receive an annual fee of £250,000, £30,000 of which will be in the form of Barclays shares.

As Chairman of Barclays, Sir David will receive an annual fee of £750,000 (inclusive of the annual fee he will receive as a non-executive Director).  £100,000 of the annual fee received as Chairman will be in the form of Barclays shares (replacing the £30,000 of the annual fee received as non-executive Director being in the form of Barclays shares).

Sir David's time commitment will be no fewer than 4 days per week.

Benefits

Sir David will be eligible for private health insurance.  Sir David is not eligible to participate in the Bank's incentive award and long-term incentive schemes, nor will he participate in the Bank's pension schemes or receive any pension contributions.

Notice Period

The appointment letter provides for a notice period of 12 months from Barclays or a notice period of 6 months from Sir David.

Document Inspection

Sir David's appointment letter will be held by the Barclays Corporate Secretariat and will be available for inspection during normal business hours from 1 September 2012 at the Group's Head Office: 1 Churchill Place, London, E14 5HP.

Listing Rule 9.6.13R

There is no other information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Services Authority.